For period ending June 30, 2008       Exhibit 77D

File number 811-9036

UBS Cash Management Prime Relationship Fund:  At the February 14, 2008 Board meeting, the Board of Trustees approved changing the name of the UBS U.S. Cash Management Prime Relationship Fund to UBS Cash Management Prime Relationship Fund.  Additionally, the Board approved amending the Funds 80% investment policy in order to permit the Fund to invest up to 80% of its net assets in US dollar denominated money market instruments of US and foreign issuers.

UBS Global Securities Relationship Fund:  At the May 2008 Board meeting, the Board of Trustees approved permitting UBS Global Securities Relationship Fund to invest up to 5% of its total assets in To-Be-Announced Securities.